Exhibit 99.1

Ballard Power Systems Inc.

News Release

Ballard Receives Order For Fuel Cell Engine from Japan Automobile Research Institute

Ballard® Fuel Cell Engine Will Undergo Performance Research Testing to Support Standardization Activities in Japan

For Immediate Release – June 23, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will provide its Xcellsis™ HY-80 light-duty fuel cell engine and related technology to the Japan Automobile Research Institute (“JARI”) for testing and evaluation purposes. This order follows upon the delivery of a Ballard® fuel cell module for similar objectives last year. The information collected will assist JARI in benchmarking fuel cell engine performance and in advancing standardization activities in Japan.

“We are proud that JARI has selected a complete Ballard® fuel cell engine to further support its important contributions towards the establishment of codes and standards for fuel cell vehicles as part of the Millennium Project, sponsored by the Ministry of Economy, Trade and Industry and New Energy and Industrial Technology Development Organization, in Japan,” said John Harris, Ballard’s Managing Director, Asia Pacific. “The testing activities conducted by JARI strongly support Japan’s commitment to fuel cell vehicles and the benefits they offer for the environment and for the development of alternative energy solutions. Our support for JARI, combined with the experience we are gaining from commercial fleet demonstration vehicles powered by Ballard® fuel cells in Japan, are providing critical data and user feedback that allow us to advance our fuel cell technology even further.”

“We understand the importance of fuel cells for the future of automotive transportation,” said Shogo Watanabe, JARI’s Deputy Director, FC-EV Center. “Our testing and evaluation activities around the Ballard® fuel cell will help to confirm industry performance benchmarks and to further the development of important codes and standards for fuel cell vehicles.”

JARI was established in 1969 as a non-profit organization for promoting an appropriate progress of motorization. Today, as the use of automobiles expands throughout the world, greater emphasis is on the safety, environmental protection, energy conservation and recycling capabilities of automobiles. In addition, JARI’s research activities have broadened into setting standards of FCV, ITS and other new automobile technologies. The research activities consequently are not only confined in its laboratories, but also are closely linked with the activities of government and agencies, the automobile industries and academic institutions both in Japan and abroad.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Media Relations t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi and Nissan, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc. Xcellsis is a trademark of Ballard Power Systems AG.